This submission is made solely for the purpose of establishing a new registration statement and obtaining series and contract identifiers for the RiverSource® Guarantee Period Accounts (the “GPA”), a market value adjusted fixed interest investment option offered in combination with RiverSource® FlexChoice Select Variable Annuity, RiverSource® AccessChoice Select Variable Annuity, RiverSource® FlexChoice Variable Annuity, Evergreen Pathways Select Variable Annuity, Evergreen Pathways Variable Annuity, Evergreen Privilege Variable Annuity, Wells Fargo Advantage Choice Variable Annuity, and Wells Fargo Advantage Choice Select Variable Annuity contracts, in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii) under the Act. This submission is a part of RiverSource Life Insurance Company’s transition of the GPA, currently registered on Form S-3 as Registration No. 333-286517, to the amended Form N-4 requirements tailored to register market value adjustment annuities.

Any questions on this submission should be directed to Nicole Wood with RiverSource Life Insurance Company by telephone at (612) 678-5337.

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